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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                               Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 498326 10 7
                     -----------------------------------
                                (CUSIP Number)


                               Mr. George Kelsey
                            Kelsey Law Offices, P.C.
                        2395 S. Huron Parkway, Suite 200
                              Ann Arbor, MI  48104
                                 (313) 973-1222
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)



                              November 19, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

CUSIP NO. 498326 10 7                                      PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Conrad A. Kalitta
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      N/A
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,047,586
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      4,099,150
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,047,586
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      60%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value per share (the "Common Stock" or "Shares") of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.  Identity and Background

This statement is filed on behalf of Conrad A. Kalitta ("Kalitta"), a citizen of the United States.

Kalitta's address is 2701 N. I-94 Service Drive, Ypsilanti, Michigan 48197.

Kalitta is the Vice Chairman of the Company.

Kalitta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).

Kalitta has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Kalitta was issued 4,099,150 shares of Common Stock pursuant to the terms of an Agreement and Plan of Merger, dated September 22, 1997, by and among the Company, M. Tom Christopher ("Christopher"), Kalitta, five companies wholly owned by Kalitta (the "Kalitta Companies") and five of the Company's subsidiaries (the "Merger Subs") (as amended, the "Merger Agreement") by which the Company acquired the Kalitta Companies from Kalitta. The 4,099,150 Shares were issued to Kalitta as partial consideration for Kalitta's common stock in the Kalitta Companies.

Item 4.  Purposes of the Transaction.

In connection with the transactions contemplated by the Merger Agreement, Kalitta entered into a Stockholder's Agreement (the "Stockholder's Agreement") with the Company and Christopher. Pursuant to the Merger Agreement and the Stockholder's Agreement, Christopher, Kalitta and the Company have agreed to certain conditions regarding Christopher and Kalitta's obligations to vote their Shares in elections for members of the board of directors and for the offices of Chairman of the Board and Chief Executive Officer of the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) Kalitta beneficially owns 4,099,150 shares of Common Stock of the Company which is approximately 24.5% of the Shares outstanding on November 19, 1997, based on information reported in the Registration Statement. Christopher, a member of a group comprised of Christopher and Kalitta,



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                  beneficially owns directly an aggregate of 5,948,436 shares of Common Stock of the Company which is approximately 35.5% of the Shares outstanding on November 19, 1997, based on information reported in the Registration Statement.

         (b)      Kalitta has shared voting power over 10,047,586 Shares (see
                  Item 6) and sole voting power over no Shares. Kalitta has sole dispositive power with respect to 4,099,150 shares and does not share dispositive power over any Shares with Christopher. Christopher has shared voting power over 10,047,586 Shares (see Item 6) and sole voting power over no Shares. Christopher has sole dispositive power with respect to 5,948,436 Shares and does not share dispositive power over any Shares with Kalitta. Christopher's address is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261. Christopher, a citizen of the United States, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Christopher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations). Christopher has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) In the past 60 days, Kalitta has engaged in no transactions in respect of the Shares, other than Kalitta's receipt of 4,099,150 shares of Common Stock pursuant to the Merger Agreement referenced in Item 3. In the past 60 days, Christopher has engaged in no transactions in respect of the Shares, other than the sale of 725,000 shares of Common Stock referenced in Item 3.

         (d) None of Christopher or Kalitta has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Christopher or Kalitta.

         (e)      Not applicable.

Item 6. Contracts, Arrangements Understandings or Relations with Respect to Securities of the Issuer.

Kalitta, Christopher and the Company have entered into the Stockholder's Agreement. Under the terms of the Stockholders' Agreement, Kalitta and Christopher will have incidental registration rights for a ten-year period which commenced on November 19, 1997. Such registration rights are subject to customary cutback and exclusion provisions; provided, that the number of shares to be sold by Kalitta or Christopher in any such registration can not be less than 50,000 Shares. Any expenses relating to registration are to be paid by the Company. Also, Kalitta and Christopher agreed, until November 19, 2000, to restrict transfers of their Shares to certain transferees unless such transferees agreed to abide by the restrictions on Kalitta and Christopher contained in the Stockholders' Agreement.

Additionally, pursuant to the Stockholders' Agreement and Merger Agreement, Kalitta and Christopher have agreed to vote and cause each of their respective affiliates to vote (i) for



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certain persons for seats on the Company's Board of Directors and (ii) not vote, nor permit any of their respective affiliates to vote, any shares of Common Stock they beneficially own in favor of any person to serve as a director of the Company other than the prescribed persons. Kalitta and Christopher have also agreed to vote their Shares or other voting securities in favor of (i) Christopher as Chairman of the Board and Chief Executive Officer of the Company and (ii) Kalitta as Vice Chairman, until at least November 19, 1998. Other than the foregoing, Kalitta and Christopher do not have any agreement with respect to voting their Shares.

Finally, pursuant to an escrow agreement, Kalitta has agreed to escrow 650,000 Shares to satisfy Kalitta's indemnification obligations pursuant to the Merger Agreement.

Item 7.  Material to be filed as Exhibits.

7.1 Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 22, 1997, entered into by and among Kitty Hawk, Inc., a Delaware corporation, Kitty Hawk - AIA, Inc., a Michigan corporation, Kitty Hawk - AIT, Inc., a Michigan corporation, Kitty Hawk - FOL, Inc., a Michigan corporation, Kitty Hawk - KFS, Inc., a Michigan corporation, Kitty Hawk - OK, Inc., a Michigan corporation, M. Tom Christopher, American International Airways, Inc., a Michigan corporation, American International Travel, Inc., a Michigan corporation, Flight One Logistics, Inc., a Michigan corporation, Kalitta Flying Service, Inc., a Michigan corporation, O.K. Turbines, Inc., a Michigan corporation, and Conrad Kalitta. (1)

7.2      Amendment No. 1 to the Merger Agreement, dated October 23, 1997.  (1)

7.3      Amendment No. 2 to the Merger Agreement, dated October 29, 1997.  (1)

7.4      Amendment No. 3 to the Merger Agreement, dated November 14, 1997.  (1)

7.5 Stockholders' Agreement, dated as of November 19, 1997, among Kitty Hawk, Inc., a Delaware corporation, M. Tom Christopher and Conrad Kalitta. (1)

7.6 Non-KFS Escrow Agreement, dated November 19, 1997, by and among Conrad Kalitta, Kitty Hawk, Inc., a Delaware corporation and Bank of New York as Escrow Agent. (1)

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-36125), dated as of November 1997.





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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 26, 1997


                                                  /s/ CONRAD A. KALITTA
                                                  ------------------------------
                                                  Conrad A. Kalitta